Exhibit 11

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended September 30, 2009

TABLE OF CONTENTS

INTRODUCTION	3

BUSINESS PROFILE AND STRATEGY	3

OVERALL FINANCIAL PERFORMANCE	4

FIRST QUARTER HIGHLIGHTS	4
INDUSTRY AND ECONOMIC REVIEW	5

SELECTED FINANCIAL INFORMATION	6

FINANCIAL ANALYSIS	6

BRANCH COUNT	6
REVENUE	7
SAME BRANCH REVENUES	9
BRANCH OPERATING INCOME	9
EXPENSES (EXCLUDING RETENTION PAYMENTS)	9
RETENTION PAYMENTS	9
AMORTIZATION	10
INCOME TAXES	10

LIQUIDITY AND CAPITAL RESOURCES	10

RISK FACTORS AFFECTING PERFORMANCE	10

CONSUMER PROTECTION REGULATIONS	10
LEGAL PROCEEDINGS	11
THIRD PARTY LENDERS/RETENTION PAYMENTS	13

CHANGES IN ACCOUNTING POLICIES AND PRACTICES	13

GOODWILL AND INTANGIBLE ASSETS	13
BUSINESS COMBINATIONS	14
NON-CONTROLLING INTERESTS	14
CONSOLIDATED FINANCIAL STATEMENTS	14
FINANCIAL INSTRUMENTS — RECOGNITION AND MEASUREMENT	14

RECENT ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED	15

FINANCIAL INSTRUMENTS — RECOGNITION AND MEASUREMENT	15
FINANCIAL INSTRUMENTS — DISCLOSURE	15
INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)	15

CONTROLS AND PROCEDURES	15

OUTSTANDING SHARE DATA	15

DIVIDENDS	16

SUMMARY OF QUARTERLY RESULTS	16

OTHER	17

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	17
NON-GAAP MEASURES	17
EBITA RECONCILIATION	18

INTRODUCTION

The following management discussion and analysis (“MD&A”) should be read in conjunction with The Cash Store Financial Services Inc.’s (“Cash Store Financial”) unaudited consolidated interim financial statements for the three months ended September 30, 2009, and the audited consolidated financial statements and MD&A for the year ended June 30, 2009, both of which are available at SEDAR (www.sedar.com).

This MD&A is dated as of October 28, 2009.

BUSINESS PROFILE AND STRATEGY

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information located at the end of this MD&A.

Cash Store Financial is an alternative to traditional banks, by providing short-term advances and other financial services, serving the needs of everyday people, through our two branch banners: The Cash Store and Instaloans.  The Cash Store and Instaloans act as brokers to facilitate short-term advances and other financial services to income-earning consumers. We also provide a range of in-demand financial products that are not supplied by traditional financial institutions. Driven by a dynamic workforce, a performance-based culture, and a commitment to strong business fundamentals, at September 30, 2009, we owned and operated 451 branches in nine provinces and two territories and employs approximately 1,800 associates across Canada.  Cash Store Financial is the only broker of short-term advances and other financial services in Canada publicly traded on the Toronto Stock Exchange. Cash Store Financial trades under the symbol “CSF”.

Our business is based on the recognition that the needs of a segment of the population are not being met by traditional financial institutions. Our strategic objective is to establish The Cash Store and Instaloans as a short-term advances and other financial services provider of choice offering a wide range of products, a high level of customer service, convenient locations and hours of operation.

In addition to meeting our customers’ needs by providing small, short-term loans which can be accessed quickly, we also offer term loans, injury advances, financial product insurance, prepaid phone cards and cheque cashing products.

Cash Store Financial is strongly committed to the communities we serve.  As part of this commitment we have partnered with the Alberta Diabetes Foundation and the Alberta Diabetes Institute.  We have committed to raise $7.5 million over the next seven years. Annual runs across Canada have been planned and commenced in June 2009.

Cash Store Financial’s strategic priorities are:

Operational:

•                  Maintaining a dominant position in the Canadian alternative financial services industry, through aggressive expansion into underserved communities;

•                  Expansion into international markets, including initial openings in the United Kingdom;

•                  Providing superior service and complementary products;

•                  Developing a motivated, knowledgeable team of associates dedicated to serving our customers through forward thinking training and communication programs effectively utilizing technology; and

•                  Providing strong leadership through in-the-field hands-on involvement of senior management.

Financial:

•                  Maximizing shareholder value by growing our earnings per share;

•                  Utilizing our strong balance sheet to capitalize on regulatory changes as they occur;

•                  Controlling costs through a strong focus on operational excellence; and

•                  Accelerating profitability for our newer branches through improved location selection and database marketing.

OVERALL FINANCIAL PERFORMANCE

First Quarter Highlights

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information.

Income for the first quarter was $5.6 million, compared to $6.1 million for the same quarter last year. The decrease in net income was a result of an increased drag in new branch start-up losses associated with accelerated new branch openings, increased costs associated with infrastructure additions to information systems, marketing and new product development.  The increased infrastructure costs and accelerated new branch openings are anticipated to have positive affects on future earnings.  Diluted earnings per share increased to $0.33 in the quarter, compared to $0.31 for the same period last year, as result of shares repurchased through the normal course issuer bid partially offset by the reduction in earnings.

The lower first quarter earnings reflect the following:

•                  Increased drag on new branch losses, as a result of accelerating new branch openings;

•                  Higher regional expenses in relation to infrastructure required to support 60 new branches;

•                  Increased corporate infrastructure including a new product development department in order to support future initiatives;

•                  Increased information systems infrastructure to support future growth initiatives;

•                  Increased advertising expenses as a result of a direct mail campaign during the quarter;

•                  Increased retention payments as a result of changes in our management and collection processes in our internal collection department; and

•                  A higher effective tax rate.

Our EBITA for the first quarter was $10.7 million, compared to $10.9 million in the same quarter last year. This decrease is due to increased corporate infrastructure, information system support,

marketing expenses and higher retention payments compared to the same quarter last year offset by increased revenue.

Management has established as a strategic priority an improvement to the revenue and earnings contributions of our lowest-performing branches. The effective execution of corporately-directed branch action plans, have increased the profitable branches as a percentage of our overall branch network and have shown an increase in the earnings contribution of our lowest-performing branches.

Product and revenue diversification initiatives continue to generate positive results. Fees from other services (including fees from cheque cashing, money transfer, payment protection, debit cards, pre-paid credit cards, term loans, revolving lines of credit, and collections) increased to $6.8 million for the quarter, compared to $6.4 million in the same period last year.  For future periods, we are planning to introduce alternative financial products. On October 15, 2009 the Company announced it has entered into an agency agreement with Calgary-based DirectCash Bank, a federally regulated Schedule 1 Canadian chartered bank that will enable the offering of new products, including Canadian Deposit Insurance Corporation insured bank accounts.

During the quarter we initiated advanced executive education programs for our senior management team.  Through a partnership with the University of Alberta a comprehensive executive program will be delivered over the coming years.

In order to further increase shareholder value, we have, over the past quarter, repurchased 387,799 common shares pursuant to a normal course issuer bid at an average share price of $8.60 per share and at a total cost of $3.3 million. This amounts to 2.3% of our outstanding shares as at June 30, 2009. Further share repurchase initiatives are not being considered at this time.

We are well positioned to fund future growth initiatives and working capital requirements with a cash position of $18.0 million and a positive working capital of $8.1 million as at September 30, 2009. During the first three months of our fiscal year, working capital has decreased by $1.6 million from $9.7 million at June 30, 2009.

Industry and economic review

Many provinces have recently implemented consumer protection measures for the payday loan industry.  These measures will and have included rate caps and a ban on rollovers. All provinces are anticipated to have provided full clarity on rate caps for payday loans by the close of fiscal 2010. Our experience to date has been that regulations have been positive both in terms of new customer and revenue growth. We expect this trend in regulation to continue.  While at this stage it remains difficult to specify expected rates for all provinces, all Canadian jurisdictions appear fully committed to facilitating a competitive industry. As such we believe our business will not be negatively impacted by these rate caps.

In response to new regulations we have implemented new operational processes in the provinces of Nova Scotia and Ontario.  We anticipate implementing similar processes in British Columbia by November 1, 2009 and for Alberta in early calendar 2010. Our experience to date has been that these rules have caused industry consolidation and market shifts that drive new customers into our branches. We have not experienced any significant negative impacts since implementing the new operational processes related to regulations and we are confident that regulations will have a positive long-term impact on our business. We expect most provinces to complete the regulatory process by the end of fiscal 2010.

We have not experienced significant negative impacts from the recent economic downturn.  Looking ahead we believe that industry regulation will encourage previously untapped consumer segments to enter the market and offer new revenue opportunities.

SELECTED FINANCIAL INFORMATION

	Three Months Ended
	September 30	September 30
Thousands of dollars, except for per share amounts and branch figures	2009	2008
Consolidated results
No. of branches	451	391
Revenue
Brokerage	$41,624	$37,293
Interest income	14	126
	41,638	37,419
Branch expenses	20,781	18,537
Retention payments	5,100	4,251
Branch operating income	15,757	14,631

Regional expenses	2,357	1,721
Corporate expenses	4,141	3,404
Other amortization	571	214
Income before income taxes	8,688	9,292
EBITA *	10,723	10,929
Net income and comprehensive income	$5,640	$6,056
Weighted average number of shares outstanding - basic	16,817	19,434
Basic earnings per share
Net income and comprehensive income	$0.34	$0.31
Diluted earnings per share
Net income and comprehensive income	$0.33	$0.31
Consolidated Balance Sheet Information
Working capital	$8,112	$17,504
Total assets	87,551	82,928
Total long-term liabilities	3,423	2,148
Total liabilities	20,841	10,855
Shareholders' equity	$66,710	$72,073

*EBITA — earnings from operations before interest, income taxes, stock-based compensation, amortization of capital and intangible assets

FINANCIAL ANALYSIS

This analysis provides an overview of our financial results for the quarter ended September 30, 2009 compared to the quarter ended September 30, 2008.

Branch Count

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information.

At the end of the first quarter, a total of 451 branches were in operation, an increase of 60 branches, compared to 391 branches at the end of the same quarter last year. During the quarter, 22 new branches were opened, 8 branches were acquired and three branches were consolidated and accounts transferred to nearby branches. Branch performance continues to be monitored and consolidations will occur when efficiencies can be achieved.

	Jun 30-02	Jun 30-03	Jun 30-04	Jun 30-05	Jun 30-06	Jun 30-07	Jun 30-08	Jun 30-09	Sep 30-09
Opening	5	20	57	108	277	338	358	384	424
Organic	15	37	51	67	61	20	37	31	22
Accquired	0	0	0	102	6	0	0	18	8
Consolidations	0	0	0	0	(6)	0	(11)	(9)	(3)
Closing	20	57	108	277	338	358	384	424	451

We added 30 new branches over the quarter as compared to 11 openings in the same quarter last year, which is consistent with our growth strategy. We consolidated three underperforming branches as compared to four consolidations in the same quarter last year, and their accounts were transferred to nearby branches. Branch performance continues to be monitored and consolidations will occur when efficiencies can be achieved. We anticipate adding 18 to 20 branches over the next quarter.

Revenue

Revenue increased 11.2% to $41.6 million from $37.4 million in the same quarter last year.  The higher revenue reflects an increase in both brokerage fees and other services.  This growth is due to 60 additional branches, the maturing of existing branches and increased same branch revenues.  Same branch revenues increased through improved staff retention, more effective bonus structures, communication of expectations at all levels of the organization and action plans for our lowest-performing branches.

The table below illustrates consistent growth in all branch age categories contributing to the overall growth in revenue.

					Average Revenue per
		Revenues			Branch per Month
(Thousands of dollars, except branch figures)	Number of	Q1	Q1%		Q1	Q1
Year Opened	Branches	2010	2009	Change	2010	2009
2001*	94	$10,228	$10,396	-2%	$36	$37
2002	13	1,878	1,757	7%	48	45
2003	35	4,198	4,048	4%	40	39
2004	52	5,502	5,381	2%	35	34
2005	67	6,583	6,242	5%	33	31
2006	53	5,027	4,487	12%	32	28
2007	24	2,077	1,697	22%	29	24
2008	35	2,685	2,012	33%	26	19
2009	48	2,518	194	1198%	17	1
2010	30	370	—		4	—
	451	41,066	36,214	13%	$30	$27
Consolidation of branches		29	433
Other		529	646
Continuing operations		$41,624	$37,293

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005, they have been operating since 2001.

The following table depicts the split between brokerage fees and other revenues:

	Three months ended
	September	September
(thousands of dollars)	2009	2008
Revenues
Brokerage fees	$34,821	$30,876
Other	6,803	6,417
	41,624	37,293
Interest income	14	126
	$41,638	$37,419

Broker fees for the first quarter increased 12.6% to $34.8 million from $30.9 million in the same quarter last year as a direct result of 60 additional branches, the maturing of existing branches and the increased focus on growth through the establishment and communication of higher expectations at all levels, improved staff retention, increased marketing initiatives and more effective bonus structures.

Revenue from other services (including fees from cheque cashing, money transfers, payment protection, debit cards, term loans, revolving lines of credit and collections) increased to $6.8 million in the first quarter, up from $6.4 million in the same quarter last year.

Loans brokered in the first quarter totalled $165.9 million and averaged $377 per loan (excluding our broker fee), compared to $147.8 million and an average of $364 per loan in the same quarter last year.

Due to the seasonal nature of our business, we anticipate revenues will remain relatively constant over the next quarter.

Same Branch Revenues

Same branch revenues for the 374 locations open since the beginning of the first quarter of fiscal 2009 increased by 5.6% compared to the same quarter last year, with same branch revenues averaging $101,600 in the first quarter compared to $96,200 in the first quarter of the previous year. Same branch revenues increased through improved staff retention, more effective bonus structures, communication of expectations at all levels of the organization, increased marketing initiatives and action plans for our lowest-performing branches.

We continue to maximize shareholder value from our network of branches and products. As the cost structure for the existing branch base is relatively fixed, improving same branch revenues is an important objective. Small increases in same branch revenues currently lead to a direct increase in profitability.

Branch Operating Income

Branch operating income for the quarter was $15.8 million compared to $14.6 million in the first quarter of last year.  Branch operating income improved as a result of increased revenue as noted above partially offset by increased expenses due opening of 60 new branches, higher bonuses and retention payments. Branch operating income, by maturity level, is outlined below:

		BOI (Loss)		BOI % of Revenues
(Thousands of dollars, except branch figures)	Number of	Q1	Q1	Q1	Q1
Year Opened	Branches	2010	2009	2010	2009
2001 *	94	$4,632	$4,797	45.3%	46.1%
2002	13	805	692	42.9%	39.4%
2003	35	1,836	1,856	43.7%	45.8%
2004	52	2,284	2,382	41.5%	44.3%
2005	67	2,568	2,374	39.0%	38.0%
2006	53	1,851	1,593	36.8%	35.5%
2007	24	809	473	39.0%	27.9%
2008	35	910	507	33.9%	25.2%
2009	48	106	(142)	4.2%	-73.2%
2010	30	(170)	—	-0.4%	—
	451	15,631	14,532
Branches not yet open		(11)	—
Consolidation of branches		(204)	(243)
Other		341	342
Branch Operating Income		$15,757	$14,631

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.

Expenses (excluding retention payments)

Expenses for the first quarter totalled $26.0 million, an increase from $22.5 million in the same quarter last year. The increase is primarily due to the addition of 60 new branches, increased bonuses related to higher profitability, an increase in information system support, marketing and corporate infrastructure costs.

Retention Payments

Third-party lender retention payments for the first quarter totalled $5.1 million (3.1% of loans brokered), compared to $4.3 million (2.9% of loans brokered) in the same quarter last year.  As a percentage of revenue, retention payments have increased to 12.3% in the first quarter of 2010, compared to 11.5% in the first quarter of 2009 as a result of changes in our management and collection processes in our internal collection department.

Amortization

Amortization of capital and intangible assets for the quarter totalled $1.8 million, compared to $1.3 million in the first quarter last year. The increase reflects the addition of 60 new branches.

Income Taxes

Our effective tax rate was 35.1% in the first quarter, compared to 34.8% for the first quarter last year, as a result of a decrease in future federal and provincial corporate tax rates and their impact on future tax assets.

LIQUIDITY AND CAPITAL RESOURCES

Our cash decreased to $18.0 million in the first quarter, compared to $18.5 million at June 30, 2009. Significant items impacting cash in the first quarter included:

•                  The repurchase of our shares in the amount of $3.3 million pursuant to a normal course issuer bid;

•                  Dividend payments of $2.3 million;

•                  Cash generated from operating activities, before non-cash operating items, of $8.0 million; and

•                  Capital and intangible asset expenditures of $4.1 million.

At the end of the first quarter, our working capital position totalled $8.1 million. The $1.6 million decrease from June 30, 2009, is primarily a result of increased income taxes payable along with new capital lease obligations offset by an increase in accounts receivable.

Our strong cash and working capital will enable us to take advantage of opportunities that may arise as regulatory or economic changes occur.

RISK FACTORS AFFECTING PERFORMANCE

Our financial and operational performance is potentially affected by a number of factors including, but not limited to, changing consumer protection regulations, industry and company specific class action lawsuits, access to third-party lenders and other issues described in our most recent Annual Information Form (“AIF”).  As a company we identify risks in four main categories: 1) operational; 2) financial; 3) legal and regulatory; and 4) strategic.  A more detailed discussion of our risk factors is presented in our most recent AIF filed with the securities regulatory authorities on SEDAR (www.sedar.com). Our Risk Management department works continually to assess and mitigate the impact of potential risks to our stakeholders.

Consumer Protection Regulations

Cash Store Financial’s business is subject to various federal and provincial laws and regulations, including federal interest rate and usury laws and the various provincial consumer protection laws and regulations. The laws and regulations are subject to change and could impose unforeseen costs or limitations on the way we conduct or expand our business.

Many provinces have recently implemented consumer protection measures for the payday loan industry.  These measures will and have included rate caps and a ban on rollovers. All provinces are anticipated to have provided full clarity on rate caps for payday loans by the close of fiscal 2010. Our experience to date has been that regulations have been positive both in terms of new customer and revenue growth. We expect this trend in regulation to continue.  While at this stage it remains difficult to specify expected rates for all provinces, all Canadian jurisdictions appear fully committed to facilitating a competitive industry. As such we believe our business will not be negatively impacted by these rate caps.

In response to new regulations we have implemented new operational processes in the provinces of Nova Scotia and Ontario.  We anticipate implementing similar processes in British Columbia by November 1, 2009 and for Alberta in early calendar 2010. Our experience to date has been that these rules have caused industry consolidation and market shifts that drive new customers into our branches. We have not experience any significant negative impacts since implementing the new operational processes related to regulations and we are confident that regulations will have a positive long-term impact on our business. We expect most provinces to complete the regulatory process by the end of fiscal 2010.

Cash Store Financial has been, and continues to be, a long-standing advocate of improved consumer protection measures for the payday loan industry.  Our long-term strategy has been predicated on the belief that regulatory certainty will have a positive impact on operations.  We have aggressively built our network of retail branches on this basis.

Legal Proceedings

Ontario and the rest of Canada, with the exception of British Columbia and Alberta

On April 13, 2004, a legal proceeding was commenced against The Cash Store Inc. and Instaloans Inc., by Thompson McCutcheon (the “Plaintiff”), a customer.  The Plaintiff obtained an order pursuant to the Class Proceedings Act, 1992, S.O. 1992 c.6 (the “Class Proceeding Act”), as amended, certifying the action as a class proceeding and appointing him as the representative of the class.  The Plaintiff asserted that we were in breach of the Criminal Code of Canada and the Fair Trading Act as the aggregate of all charges including interest, broker fees and card fees charged was in excess of those allowed by law.  The Statement of Claim stated that the members of the Class would seek to recover all amounts charged, collected or received by the defendants at a criminal rate of interest, and/or at an excessive rate as well as damages, costs and interest.

On December 2, 2008, the Ontario Superior Court of Justice certified the class action lawsuit as a class proceeding under the Act, and granted approval of the settlement that had been agreed to between us and the representative Plaintiff on behalf of the Class. The settlement does not constitute any admission of liability by Cash Store Financial.

Under the terms of the settlement, we are to pay to the class a minimum of $750,000 and a maximum of $1.5 million in cash and a minimum of $750,000 and a maximum of $1.5 million in credit vouchers to those customers of The Cash Store and Instaloans, exclusive of Alberta and British Columbia, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are fully transferable and have no expiry date. Based on our estimate of the rate of take-up of the available cash and vouchers, a provision of $1.9 million was recorded to cover the estimated costs of the settlement, including legal fees and other costs.   In addition, we paid the legal fees and costs of the class.  On August 6, 2009 the claims process was concluded and we issued $750,000 in vouchers and $750,000 in cheques to the class members as full and final satisfaction of all claims. As at September 30, 2009, the remaining accrual is $11,000.

British Columbia

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified, on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc., Cash Store Financial, and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customer’s third party lenders added to the Claim.  On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others, the “Related Actions”, against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005.

On May 12, 2009, we settled the British Columbia Related Actions in principle.  The settlement is conditional upon the terms of the settlement being approved by the Court. The settlement does not constitute any admission of liability by Cash Store Financial. As at September 30, 2009 the settlement had not been approved by the Court. A decision is expected to be received during the second quarter of fiscal 2010.

Under the terms of the settlement in principle, we are to pay to the eligible class members a maximum estimated amount, as at this date, of $8.0 million in cash and $8.0 million in credit vouchers, subject to court approval, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full or who met certain other eligibility criteria. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, we are to pay the legal fees and costs of the class. Based on our estimate of the rate of take-up of the available cash and credit vouchers, a provision and accrued liability of $5.0 million was recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund.  The estimated maximum exposure with respect to this settlement is approximately $16.0 million.  It is possible that additional reserves above that already recorded by the Company could be required.  Additional reserves, if required, cannot be reasonably determined at this time because of the difficulty in predicting the number of Class Members who may sign up for the settlement.

Alberta

We have been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Criminal Code of Canada (the interest rate provision) and certain provincial consumer protection statutes.

The certification motion has been pending since fiscal 2006 and has not yet been heard.

We believe that we conducted our business in accordance with applicable laws and are defending the action vigorously. However, the likelihood of loss, if any, is not determinable. Accordingly, no provision has been made for this action in the accounts.

We are also involved in other claims related to the normal course of operations.  Management believes that it has adequately provided for this claim.

Third Party Lenders/Retention Payments

We do not fund any short-term advances; all funding is provided by independent third party lenders. As a result, our business is highly dependent on third party lenders who are willing to make significant funds available for lending to our customers. There are no assurances that the existing or new third party lenders will continue to make funds available. Any reduction or withdrawal of funds could have a significant material adverse impact on our results of operations and financial condition.

To facilitate the short-term advance business, we have entered into written agreements with a number of third party lenders who are prepared to consider lending to our customers. Pursuant to these agreements, we provide services to the lenders related to the collection of documents and information as well as loan collection services. The agreements also provide that the third party lenders are responsible for losses suffered on account of uncollectible loans provided we have properly performed our duties under the terms of the agreements. In the event we do not properly perform our duties and the lenders make a claim as required under the agreement, we may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that we have a liability under the agreement.

Cash Store Financial’s Board of Directors approved a resolution which authorizes us to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders who continue to be willing to fund advances to our customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to deflect the impact of the loan losses they experienced.  Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

CHANGES IN ACCOUNTING POLICIES AND PRACTICES

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064 (“Section 3064”) Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Reporting Standard IAS 38, Intangible Assets. The Company has evaluated the impact of adopting this standard on our consolidated financial statements and reclassified capitalized software costs in the amount of $4.2 million from capital assets to intangible assets. These amendments have been adopted by the Company commencing July 1, 2009 and have been applied retroactively resulting in $3.2 million of net assets being reclassified from capital assets to intangible assets in the comparative June 30, 2009 balance sheet, as well as $34,000 of amortization being reclassified from amortization of capital assets to amortization of intangible assets for the three months ended September 30, 2008.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations,” which replaces the existing standard. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date and those non-controlling interests would be measured at fair value at the date of acquisition. This standard is equivalent to the International Financial Reporting Standards on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011 and earlier adoption is permitted. The Company has evaluated the impact of adopting this standard on our consolidated financial statements and no changes were made.

Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1602, “Non-Controlling Interests,” which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. The Section is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. The Company has evaluated the impact of adopting this standard on our consolidated financial statements and no changes were made.

Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements,” which replaces the existing standard. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than non-controlling interests. The Section is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. The Company has evaluated the impact of adopting this standard on our consolidated financial statements and no changes were made.

Financial Instruments — Recognition and Measurement

In June 2009, the CICA amended Handbook Section 3855, “Financial Instruments - Recognition and Measurement,” to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when and embedded prepayment option is separated from its host instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009 for the amendments relating to the effective interest method. The Company has evaluated the impact of adopting this standard on our consolidated financial statements and no changes were made.

RECENT ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED

Financial Instruments — Recognition and Measurement

In June 2009, the CICA amended Handbook Section 3855, “Financial Instruments - Recognition and Measurement,” to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments relating to embedded prepayment options apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact of this amendment.

Financial Instruments — Disclosure

In June 2009, the CICA amended Handbook Section 3862, “Financial Instruments - Disclosures”, to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. The Company is currently evaluating the impact of the amendment to the standard.

International Financial Reporting Standards (“IFRS”)

Canada’s Accounting Standards Board ratified a strategic plan that will result in generally accepted accounting principles (“GAAP”), as currently used by Canadian public companies, being evolved and converged with IFRS over a transitional period to be completed by 2011.  The official changeover date to IFRS is for interim and annual financial statements related to fiscal years commencing on or after January 1, 2011, specifically July 1, 2011 for us.

We are currently in the process of developing an IFRS changeover plan which will address key areas such as accounting policies, financial reporting, information systems, disclosure controls and procedures and other business activities.  As part of this changeover plan, we are currently identifying differences in accounting policies on an ongoing basis as compared to choices that are in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards.

We have not yet quantified the effects of the potential significant differences between GAAP and IFRS, which may or may not be material to the financial statements.  The impact of adoption will be monitored on a continual basis and we will update our disclosures quarterly to report on the progress of our IFRS changeover plan.

CONTROLS AND PROCEDURES

Management has evaluated whether there were changes in our internal financial reporting controls during the most recent interim period ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. No such changes were identified.

OUTSTANDING SHARE DATA

As at October 27, 2009, we had 16,721,693 common shares outstanding.  There were also options to purchase 1,005,023 common shares, which if exercised, would provide us with proceeds of approximately $4.9 million.

DIVIDENDS

Prior to August 31, 2007, we had not declared or paid a dividend on the common shares.  We declared our first dividend on August 31, 2007 in the amount of $.025 cents per common share.  In total, dividends of $3.6 million were paid to holders of common shares in fiscal 2008; $5.3 million in fiscal 2009 and $2.3 million in the first quarter of fiscal 2010. On October 28, 2009, we declared a quarterly dividend of $0.10 per common share, up $0.035 or 54% from the prior quarter. The dividend is payable on November 26, 2009 to shareholders of record on November 11, 2009.

Our current dividend policy is to declare and pay quarterly cash dividends at the discretion of the Board of Directors, as circumstances permit, in an aggregate annual amount equal to approximately 30% of the prior year’s net income.  Our dividend policy and practice will be reviewed from time to time in the context of our earnings, financial condition, the need to retain earnings to fund future growth our business and other relevant factors, and the declaration of a dividend will always be at the discretion of the Board of Directors.

SUMMARY OF QUARTERLY RESULTS

The financial results for each of the last eight quarters are summarized in the following table. The results demonstrate a continued emphasis on growth compared to prior quarters, with an equal emphasis on management programs for underperforming branches.

	2010	2009				2008
(thousands of dollars, except for per share amounts and branch figures)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Consolidated Results
No. of branches	451	424	423	415	391	384	378	367

Brokerage	$41,624	$39,700	$36,294	$36,966	$37,293	$34,490	$31,305	$32,591
Corporate	14	31	12	83	126	52	41	83
	41,638	39,731	36,306	37,049	37,419	34,542	31,345	32,674
Branch expenses	20,781	20,299	20,110	18,935	18,537	18,635	17,724	17,460
Retention payments	5,100	4,600	4,537	4,600	4,251	4,229	4,800	5,290
Branch operating income	15,757	14,832	11,659	13,514	14,631	11,678	8,821	9,924
Regional expenses	2,357	2,357	2,140	2,024	1,721	1,985	1,730	1,991
Corporate expenses	4,141	5,038	4,523	3,691	3,404	3,524	2,827	2,589
Other amortization	571	527	311	281	214	244	234	180
Net income before income taxes, class action settlement and discontinued operations	8,688	6,910	4,685	7,518	9,292	5,925	4,030	5,165
Class action settlement	—	5,000	—	1,910	—	—	—	—
EBITA from continuing operations	10,723	3,891	6,460	7,303	10,929	7,614	5,433	6,639
Net income from continuing operations	5,640	1,232	3,067	4,292	6,056	3,190	2,706	3,207
Loss from discontinued operations	—	—	—	—	—	—	(650)	(676)
Net income and comprehensive income	$5,640	$1,232	$3,067	$4,292	$6,056	$3,190	$2,056	$2,531
Basic earnings per share
Income from continuing operations	$0.34	$0.07	$0.18	$0.23	$0.31	$0.16	$0.14	$0.15
Loss from discontinued operations	—	—	—	—	—	—	(0.04)	(0.02)
Net income and comprehensive income	0.34	0.07	0.18	0.23	0.31	0.16	0.10	0.13
Diluted earnings per share
Income from continuing operations	0.33	0.07	0.18	0.23	0.31	0.16	0.13	0.16
Loss from discontinued operations	—	—	—	—	—	—	(0.03)	(0.04)
Net income and comprehensive income	$0.33	$0.07	$0.18	$0.23	$0.31	$0.16	$0.10	$0.12

OTHER

Cautionary Statement Regarding Forward-looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents and other factors described in the our latest Annual Information Form filed on SEDAR at www.sedar.com under the heading “Risk Factors”. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Non-GAAP Measures

This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada.  These measures do not have standardized meanings and may not be comparable to similar measures presented by other companies.  Although a measure such as ‘Earnings Before Interest, Income Taxes, Extraordinary Items, Stock-based Compensation, Amortization of Capital and Intangible Assets’ (“EBITA”) do not have standardized meanings prescribed by GAAP, these measures are used herein or can be determined by reference to our financial statements.  “Same branch revenues” is a non-GAAP measure tracked and reported by us and is generally used to compare the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period. This non-GAAP measure is a way to gauge the performance of a particular group of branches and is directly related to and helps explain changes in total revenue.  Average revenue is defined as revenue for the period divided by the number branches. “Branch operating income” (“BOI”) is a non-GAAP measure tracked and reported by us and is generally used to compare the performance at branch level and includes expenses which primarily relate to the operations of the branch network.  “Regional expenses” is a non-GAAP measure which is used to gauge expenditures at the regional and divisional level and includes compensation of associates including centralized regional departments, Regional Managers, Divisional Vice Presidents and President, as well as other expenses related to the functions of these groups. “Corporate expenses” is a non-GAAP measure which is used to gauge expenditures at the corporate level and includes compensation of associates and related expenses at the corporate office level. These measures are discussed because management believes that they facilitate the understanding of our results of its operational and financial position.

The following table provides a reconciliation of net income in accordance with GAAP to EBITA for the past eight quarters.

EBITA Reconciliation

	2010	2009				2008
(thousands of dollars)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Consolidated Results
Income from continuing operations	$5,640	$1,232	$3,067	$4,292	$6,056	$3,190	$2,706	$3,207
Interest	27	41	12	10	14	3	1	3
Income tax	3,048	700	1,618	1,316	3,237	2,734	1,323	1,958
Stock-based compensation	181	174	240	264	298	331	106	96
Amortization of capital and intangible assets	1,827	1,744	1,523	1,421	1,324	1,356	1,297	1,375
EBITA from continuing operations	10,723	3,891	6,460	7,303	10,929	7,614	5,433	6,639
EBITA from continuing operations adjusted for class action settlements	10,723	8,891	6,460	9,213	10,929	7,614	5,433	6,639
EBITA from discontinued operations	$—	$—	$—	$—	$—	$—	$(560)	$(396)